VIA EDGAR

May 21, 2010

Ms. Ibolya Ignat, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
101 F Street N.E.
Washington, D.C. 20549

RE:	AlphaRx Inc.
Form 10K for the Fiscal Year Ended September 30. 2009
Form 10Q for the Quarterly Period Ended December 31, 2009
File No. 000-30813

Dear Ms. Ignat;

Following is AlphaRx Inc.’s (the “Company”) response to your comments made in the letter dated February 26, 2010 to include a risk factor to alert investors to the Company’s ineffective disclosure controls & procedures and internal control over financial reporting. The Company will include a risk factor statement as follows:

“The Company’s disclosure controls & procedures and internal control over financial reporting were ineffective

In connection with management’s assessment of the Company’s disclosure controls & procedures and internal control over financial reporting, we identified the following material weakness in our disclosure controls & procedures and internal control over financial reporting as of (period end date):

Segregation of Duties: We did not maintain adequate segregation of duties related to job responsibilities for initiating, authorizing, and recording of certain transactions. Due to this material weakness, there is a risk that a material misstatement in the financial statements would not be prevented or detected on a timely basis.

A deficiency in disclosure and internal controls may result in a loss of public confidence in the Company, which could have an adverse effect on the Company’s stock price.”

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information please do not hesitate to contact the undersigned at (905) 479-3245 Ext 118.

Sincerely;
AlphaRx Inc.

/s/ Michael Lee
Michael Lee
President & CEO